

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Mr. Geoffrey D. Flynn
iShares Gold Trust c/o BlackRock-
   Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Gold Trust**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **File No. 1-32418**

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. We note your discussion of sponsor fees does not address the change in rate that took effect on July 1, 2010. Please enhance your disclosure in future filings to disclose the rate change and its effect on the financial statements.

Financial Statements

Summary of Significant Accounting Policies

B. Gold Bullion, page F-7

2. Please tell us and disclose in future filings, why the change was made on December 9, 2010 related to valuing gold bullion under the values of London Gold Market Fixing Ltd. as opposed to continuing with the COMEX values.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief